UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2016

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the minutes of the 2016 Annual General Meeting of Shareholders held on May 19, 2016.

Exhibit

1.	Minutes of the 2016 Annual General Meeting of Shareholders of Textainer Group Holdings Limited held on May 19, 2016

Exhibit 1

Textainer Group Holdings Limited

MINUTES OF

THE 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Thursday, May 19, 2016, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2016 Annual General Meeting of Shareholders (the “2016 Annual Meeting”) at The Fairmont Southampton, 101 South Shore Road, Southampton, Bermuda. The close of business on April 1, 2016 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2016 Annual Meeting (including any postponement or adjournment(s) thereof). Notice of the 2016 Annual Meeting was given to the Shareholders pursuant to a Notice of 2016 Annual General Meeting of Shareholders dated April 15, 2016, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 15, 2016. As of April 1, 2016, there were 57,200,764 Common Shares issued and outstanding. A total of 38,032,332 Common Shares issued and outstanding as of April 1, 2016 were present in person or by proxy at the 2016 Annual Meeting, representing 66.5% of the total Common Shares issued and outstanding as of April 1, 2016.

CHAIRMAN AND SECRETARY

Neil I. Jowell served as chairman of the 2016 Annual Meeting (the “Chairman”) and Dan Cohen, Assistant Company Secretary, served as secretary of the 2016 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2016 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF RE-ELECTION OF CLASS I DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for re-election, in each case, as a Class I director of the Company, at the 2016 Annual Meeting:

Mr. John A. Maccarone

Mr. Dudley R. Cottingham

Mr. Hyman Shwiel

RESOLVED, that Mr. John A. Maccarone be, and hereby is, re-elected as a Class I director of the Company;

For: 34,446,771 Common Shares, representing 90.6% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

Against: 3,514,913 Common Shares, representing 9.2% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

Abstain: 70,648 Common Shares, representing 0.2% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Dudley R. Cottingham be, and hereby is, re-elected as a Class I director of the Company;

For: 36,061,819 Common Shares, representing 95.0% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

Against: 1,901,572 Common Shares, representing 5.0% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

Abstain: 68,941 Common Shares, representing 0.2% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Hyman Shwiel be, and hereby is, re-elected as a Class I director of the Company.

For: 36,556,509 Common Shares, representing 96.1% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

Against: 1,402,432 Common Shares, representing 3.7% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

Abstain: 73,391 Common Shares, representing 0.2% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2015, a copy of which is included in the Company’s 2015 Annual Report to Shareholders and laid before the Shareholders at the 2016 Annual Meeting (the “2015 Financial Statements”).

RESOLVED, that the 2015 Financial Statements, as included in the Company’s 2015 Annual Report to Shareholders be, and they hereby are, approved.

For: 37,897,488 Common Shares, representing 99.6% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

Against: 47,969 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

Abstain: 86,875 Common Shares, representing 0.2% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

PROPOSAL THREE: APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016 AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, ACTING THROUGH THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2016.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2016 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2016 be, and they hereby, are approved.

For: 37,898,721 Common Shares, representing 99.7% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

Against: 86,797 Common Shares, representing 0.2% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

Abstain: 46,814 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 1, 2016 present in person or by proxy and voting thereon.

OTHER BUSINESS

No other business was brought before the meeting.

CLOSE OF MEETING

There being no further business, the 2016 Annual Meeting then concluded.

Minutes prepared by:	Confirmed by:

/s/ Dan Cohen	/s/ Neil I. Jowell
Dan Cohen	Neil I. Jowell
Assistant Company Secretary	Chairman
Date: August 16, 2016	Date: August 16, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2016

Textainer Group Holdings Limited

/s/ Philip K. Brewer
Philip K. Brewer President and Chief Executive Officer